Press Release

GreenPower Establishes ATM Equity Program

Vancouver, B.C., March 7, 2025 - GreenPower Motor Company Inc. (NASDAQ: GP) (TSXV: GPV) ("GreenPower" or the "Company"), a leading manufacturer and distributor of all-electric, purpose-built, zero-emission medium and heavy-duty vehicles, is pleased to announce that it has entered into a sales agreement (the “Sales Agreement”) with Roth Capital Partners, LLC (“Roth”), to establish an at the market equity program (the “ATM Program”). The Company, at its discretion, may issue up to US$850,000 of common shares (the “Common Shares”) of the Company under the ATM Program, which will be issued from treasury to the public. Any Common Shares sold under the ATM Program will be sold at market price, or as otherwise agreed upon by the Company and Roth by means of ordinary brokers’ transactions on the Nasdaq Capital Market (“Nasdaq”) or any other existing trading market for the Common Shares in the United States. No Common Shares will be offered or sold in Canada under the ATM Program. The Company intends to use the net proceeds of any sales of Common Shares under the ATM Program for the production of all-electric vehicles, including BEAST school buses and EV Star commercial vehicles, as well as for product development, with the remainder, if any, for general corporate purposes.

The Company is not obligated to make any sales of Common Shares under the Sales Agreement. There are no warrants, derivatives, financial or business covenants associated with the Sales Agreement.

The Company will pay Roth a commission rate equal to 3.0% of the aggregate gross proceeds from the sale of Common Shares pursuant to the Sales Agreement. The Company will also reimburse Roth for certain of its expenses.

The ATM Program is made pursuant to an effective shelf registration statement that has been filed with the U.S. Securities and Exchange Commission (the "SEC"). The prospectus supplement relating to the ATM Program was filed with the SEC and is available on the SEC's website at http://www.sec.gov. Copies of the prospectus supplement and the accompanying prospectus relating to the ATM Program may be obtained from Roth Capital Partners, LLC 888 San Clemente Drive, Suite 400, Newport Beach, CA 92660; (800) 678-9147.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

Contacts

Fraser Atkinson, CEO

(604) 220-8048

Michael Sieffert, CFO
(604) 563-4144

About GreenPower Motor Company Inc.

GreenPower designs, builds and distributes a full suite of high-floor and low-floor all-electric medium and heavy-duty vehicles, including transit buses, school buses, shuttles, cargo van and a cab and chassis. GreenPower employs a clean-sheet design to manufacture all-electric vehicles that are purpose built to be battery powered with zero emissions while integrating global suppliers for key components. This OEM platform allows GreenPower to meet the specifications of various operators while providing standard parts for ease of maintenance and accessibility for warranty requirements. GreenPower was founded in Vancouver, Canada with primary operational facilities in southern California.

Forward-Looking Statements

This press release contains forward-looking statements with the meaning of applicable securities laws. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "upon", "may", "should", "will", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Such forward-looking statements include, among other things, GreenPower's anticipated use of the net proceeds of the ATM Program and the number of Common Shares to be sold in connection to the ATM Program, if any. The material assumptions supporting these forward-looking statements include, among others, the receipt of all required regulatory approvals with respect to the ATM Program. Actual results could differ materially due to a number of factors, including, without limitation, the dilutive effects of the offering, market conditions, and changes to the intended use of proceeds from the ATM Program. Although GreenPower believes that the expectations reflected in the forward-looking information or statements are reasonable, prospective investors in GreenPower's securities should not place undue reliance on forward-looking information and statements because GreenPower can provide no assurance that such expectations will prove to be correct. Forward-looking information and statements contained in this press release are as of the date of this press release and GreenPower assumes no obligation to update or revise this forward-looking information and statements except as required by law, including the securities laws of the United States and Canada. Consequently, readers should not place any undue reliance on such forward-looking statements

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release. All amounts in U.S. dollars.  ©2025 GreenPower Motor Company Inc. All rights reserved.